Philip B. Schwartz Akerman Senterfitt One Southeast Third Avenue 25th Floor Miami, Florida 33131 Tel: 305.374.5600 Fax: 305.374.5095

December 15, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attn: Jeffrey Riedler, Assistant Director

Re:	Catalyst Pharmaceutical Partners, Inc.

Form 10-K Filed March 31, 2010

File No. 001-33057

Dear Mr. Riedler:

We are responding to your letter, dated December 14, 2010 (the “Letter”), to Patrick J. McEnany, Chief Executive Officer of Catalyst Pharmaceutical Partners, Inc. (the “Company”). The following responses are made on the Company’s behalf:

Form 10-Q for the Quarterly Period Ended June 30, 2010

CPP-109, Page 15

1.	We note your response to prior comment 1, which provides draft disclosure to be included in your 2010 Form 10-K. We also note your response that the Clinical Trial Agreement with the National Institute on Drug Abuse does not need to be filed as an exhibit because the company is not substantially dependent on the CTA. However, the CTA relates to your lead product CPP-109, which has been granted “Fast Track” status by the FDA. Also, under the CTA NIDA has agreed to provide substantial resources towards the estimated $10 million trial cost. Your only other product is CPP-115 which is only in the early stages of development. Please file the CTA as an exhibit or, alternatively, further explain the basis for your belief that your are not substantially dependent on the CTA.

akerman.com

BOCA RATON       DALLAS       DENVER       FORT LAUDERDALE       JACKSONVILLE       LAS VEGAS       LOS ANGELES       MADISON       MIAMI

NEW YORK       ORLANDO       PALM BEACH       TALLAHASSEE       TAMPA       TYSONS CORNER       WASHINGTON, D.C.       WEST PALM BEACH

Securities and Exchange Commission

December 15, 2010

Company’s Response

The Company hereby agrees that it will file the CTA as an exhibit to its Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to haring back from you regarding this response. If you have any questions, please feel free to give me a call.

Sincerely,

/s/ Philip. B. Schwartz

Philip B. Schwartz